Exhibit 12.1

VISA INC.

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)	Nine Months Ended June 30,	Year Ended September 30,
	2012	2011	2010	2009	2008	2007 (1)
Earnings:	619	5,656	4,638	4,000	1,335	(1,387)
Income before income taxes including non-controlling interest
Fixed charges	28	32	72	120	152	85
Other adjustments	3	4	8	(4)	(8)	(41)

Total earnings (a)	650	5,692	4,718	4,116	1,479	(1,343)

Fixed charges:
Interest expense	28	32	72	115	143	81
Interest capitalized and estimate of interest in rental expense	—	—	—	5	9	4

Total fixed charges (b)	28	32	72	120	152	85

Ratio of earnings to fixed charges (a/b)(2)	23.3	175.5	65.5	34.3	9.8	(15.8)

(1)	Historical balances prior to October 1, 2007, represent balances for Visa U.S.A. Inc., the accounting acquirer in the Visa Inc. business combination.

In computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes including non-controlling interest, fixed charges and other adjustments.

For purposes of computing “earnings,” other adjustments include subtracting the equity in earnings of unconsolidated affiliates, interest capitalized and the non-controlling interest of subsidiaries that have not incurred fixed charges.

“Fixed charges” include interest expense, which primarily consists of accretion on litigation matters, interest expense related to uncertain tax positions and interest expense on outstanding debt. We began to recognize interest expense related to uncertain tax positions in connection with the adoption of FASB Interpretation No. 48 on October 1, 2007. Interest expense related to uncertain tax positions for the years ended September 30, 2008, 2009, 2010 and 2011, and the nine months ended June 30, 2012, was $2 million, $17 million, $37 million, $7 million, and $15 million, respectively. Fixed charges also include interest capitalized and an estimate of the interest component of rental expense.

(2)	Ratio is computed based on whole numbers, not rounded numbers.